1.	Each restricted stock unit (“RSU”) represents a contingent right to receive one share of Class A common stock of Arlington Asset Investment Corp. (the “Company”).

2.	Represents annual grant of RSUs pursuant to the Company’s 2011 Long-Term Incentive Plan (the “2011 Plan”) in connection with the reporting person’s service as a non-employee director of the Company. The RSUs vest immediately on the award grant date. Vested RSUs are converted into shares of Class A common stock on a one-for-one basis, with any fractional shares being settled in cash, upon the later of the reporting person’s separation from service on the board of directors or the first anniversary of the grant date (the “Settlement Date”). If a change in control occurs before the Settlement Date, the settlement will occur on the control change date.

RSUs previously granted to the reporting person pursuant to Company’s 2004 Long-Term Incentive Plan (the “2004 Plan”) vested on the first anniversary of the award grant date. Under the 2004 Plan, vested RSUs are converted into shares of Class A common stock on a one-for-one basis upon the reporting person’s separation from service on the board of directors.

The reporting person does not have voting rights with respect to, but receives dividend equivalent payments on, outstanding RSUs.

3.	Represents: (i) 1,626 RSUs granted on January 3, 2011 pursuant to the 2004 Plan, which vested January 3, 2012, (ii) 2,908 RSUs granted on June 2, 2011 pursuant to the 2011 Plan, which vested on June 2, 2011; (iii) 3,994 RSUs granted on June 6, 2012 pursuant to the 2011 Plan, which vested on June 6, 2012; (iv) 3,087 RSUs granted on June 6, 2013 pursuant to the 2011 Plan, which vested on June 6, 2013; and (v) 3,068 RSUs granted on June 11, 2014 pursuant to the 2011 Plan, which vested on June 11, 2014.